

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2022

Barry Biffle
President and Chief Executive Officer
Frontier Group Holdings, Inc.
4545 Airport Way
Denver, CO 80239

   Re: Frontier Group Holdings, Inc.
     Registration Statement on Form S-4
     Response dated May 5, 2022
     File No. 333-263467

Dear Mr. Biffle:

   We have reviewed your response dated May 5, 2022 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2022 letter.

Response dated May 5, 2022

Form of Debevoise & Plimpton Ex. 8.1 Tax Opinion, page 1

1. We note your response to prior comment 1, and note that the proposed Exhibit 8.1 tax opinion states that counsel is of the opinion that the statements in the Registration Statement under the heading "Material U.S. Federal Income Tax Consequences of the Merger," insofar as such statements purport to summarize U.S. federal income tax law or to state legal conclusions with respect thereto, "are accurate in all material respects." Please ask counsel to revise its opinion to state clearly, if true, that the disclosure in such section is counsel's opinion. See Section III.B.2 of Staff Legal Bulletin No. 19.

       You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar, Attorney-Advisor, at 202-551-3844 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Mark M. Bekheit